
FREE
DEAD OR ALIVE
EL JIMADOR
THE WARRIOR AND THE BEAST
SPACE RACER
Hound of Ulster
SPACE RACER

HAVE NOT FILMS

http://www.havenotfilms.com

Type of Security
Common Equity

Pre-Money Valuation
$7,000,000

Days Left
104

INVEST

Stories Without Borders

Seattle, WA
Founded Oct 2015

Share:

Less than 20% Funded

Committed **$0**

Target
$50,000 - $1,000,000

Minimum Investment
$100

ABOUT TEAM DOCUMENTS OVERVIEW AND TERMS FAQ ASK A QUESTION

INVEST

ABOUT HAVE NOT FILMS

Have Not Films, Inc. (HNF) was formed in 2015 to specialize in the development, packaging, and distribution of motion pictures for global theatrical, television, and digital-delivery markets. The partners of HNF possess the combined industry experience to promote and sell motion picture content that covers the full spectrum of genres, budgets, and delivery mechanisms. Strong, dramatic story lines that attract A-list talent are the backbone to successful films, and our dynamic and diversified portfolio of projects will maximize ROI for our investors and keep audiences coming back year after year.

WHY YOU SHOULD INVEST

Have Not Films (HNF) is a full-spectrum, narrative entertainment company. We work with filmmakers across the world to create movies, TV shows, VR, and other entertainment experiences across various multimedia platforms. And we want to offer you a chance to own a piece of it.


THE RACE TO SAVE EARTH BEGINS NOW
SPACE RACER
比生存更重要的是比赛


HAVE NOT FILMS PRESENTS
THE WARRIOR AND THE BEAST
YOU'VE HEARD THIS STORY BEFORE...
...BUT NEVER LIKE THIS.


10TH MOON


FREE
DEAD OR ALIVE


HOUND OF ULSTER
HAVE NOT FILMS


MODIFIED


TICK
TIME HAS COME


MODIFIED




SPACE RACER
GIRLS 2—20
SPACE RACER


SPACE RACER
ACTION FIGURES
THE RACE TO SAVE EARTH BEGINS NOW
SPACE RACER
CHARLIE


SPACE RACER
HARD GOODS
SPACE RACER


MERCHANDISING
MODIFIED
ARSEN
MOD 1


SECRET IN THE
BAYOU


MERCHANDISING
MODIFIED

HOW WE INTEND TO MAKE MONEY

HNF will make money writing, producing, and distributing films, animation, and graphic novels. We will sell these completed films, graphic novels, and animation through all available media distribution platforms across the world and whenever possible directly to our fans.

We will also design and produce apparel, toys, and other forms of merchandise. We will also provide graphic design, film development, and film development services.

HNF will group award-winning screenwriters, producers, and graphic designers under one roof, to create quality content more efficiently. While other companies usually contract these creatives, we will have the unique ability to create content less expensively, maximizing cash flow and accelerating development and ultimately ROI.

Our ultimate advantage will be an international community of fans with a shared interest in our success that will assist in promoting content and generating critical buzz that we believe will translate into sales at the box office and other media platforms.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

The Jobs Act created the possibility to obtain the direct support of the audience for whom we are producing content to entertain. Raising money and connecting to our fans was an opportunity we could not pass up. All of this happens at a time when production companies and fans are uniting to make entertainment history, we feel we are in a great position to be a part of that movement.


Animation Partner Red Dragon


Proof of Concept Reel

AWARDS AND SUCCESS

The HNF has won over 50 screenwriting and film production awards in three short years. The filmmakers on this team have been a part of big productions such as: AVATAR
LORD OF THE RINGS
SPEED RACER
FAST AND FURIOUS 6
SPECTRE
AND MANY MANY MORE...

TEAM



WAYNE ROBINSON
Director of Development

Wayne is a designer, creative thinker, and a brand strategist with over twelve years of experience in branding conceptions, marketing and graphical art creation. He I... Read More



JOHN HOERNSCHEMEYER
Director of Operations HNF Europe

John is a producer and award winning writer whose latest screenplay 'Mujo'
was one of six international projects recently selected to be mentored by Col... Read More



JEROME MITCHELL
Chief Legal Counsel

Jerome K. Mitchell is the founding partner of the Mitchell Law Group, where he has devoted a substantial portion of his practice to large and small businesses and start-up... Read More



COURTNEY LEMARCO
Director of TV Development

Courtney LeMarco is the CEO and Chairman of the Seattle-based, creative agency The LeMarco Group. He has an extensive background in media and entertainment with ove... Read More



BERNDT WIESE
Director of Production HNF U.K.

Cinematographer Berndt Wiese (Fast and Furious 6, Spectre) offers tremendous expertise enabling HNF to bring big budget quality to Independent Films.



JESUS SIFUENTES
Producer

Mr. Sifuentes has 13 years in the film industry, working with actors such as Ricardo Chavira, Danny Trejo, and Kuno Becker. As a Producer/Line Producer. Mr. S... Read More



ADRIAN G. DELA PENA
Filmmaker/Production Coordinator

Adrián is passionate world wanderer and dedicated filmmaker. He has focused on editing and directing but, has developed skills in many other areas to become an intern... Read More



ERIK BERNARD
CEO

Erik Bernard has spent 13 years on active duty as an Airborne Ranger and Apache Helicopter Pilot where he has flawlessly managed over $100Million in inventory and equ... Read More

Bronx, NY Gonzaga



LLOYD BARNETT
Advisor

Lloyd is a key consultant of HNF that has worked VFX on big feature films such as:
AVATAR
LORD OF THE RINGS ... Read More

DOCUMENTS

Official filing on SEC.gov
Form C

Company documents
Financials

OVERVIEW AND TERMS

Fundraising Description	
Type of Security	Pre-Money Valuation
Common Equity	**$7,000,000**
Minimum Investment	Price per Share
$100	**$7**
Minimum # of Shares	Maximum # of Shares
7,143	**142,857**

Perks	
Invest **$100** or more	1. Get a customized Facebook cover photo offering a proud welcome to the Have Not Films team. 2. Investors will receive a two year 10% discount on graphic design, illustration, and writing services with Have Not Films.
Invest **$500** or more	1. Get a customized Facebook cover photo offering a proud welcome to the Have Not Films team. 2. Invitation to join us for a day on the set of an upcoming film project. (Must provide your own transportation to location)
Invest **$1,000** or more	1. Get a customized Facebook cover photo offering a proud welcome to the Have Not Films team. 2. Invitation to join us for a day on the set of an upcoming film project. (Must provide your own transportation to location) 3. Signed 27x40 poster of your choice from the HNF Slate.
Invest **$5,000** or more	1. Get a customized Facebook cover photo offering a proud welcome to the Have Not Films team. 2. Invitation to join us for a day on the set of an upcoming film project. (Must provide your own transportation to location) 3. Signed 11x17 poster of every film project. 4. One free first edition of every comic book Have Not Films publishes.
Invest **$10,000** or more	1. Investors will receive a lifetime 10% discount on graphic design, illustration, and writing services as long as Have Not Films is in business. 2. Get a customized Facebook cover photo offering a proud welcome to the Have Not Films team. 3. Invitation to join us for a day on the set of an upcoming film project. (Must provide your own transportation to location) 4. Signed 11x17 poster of every film project. 5. One free first edition of every comic book Have Not Films publishes. 6. Autographed screenplays from the cast and crew of HNF produced projects.
Invest **$20,000** or more	1. Investors will receive a lifetime 10% discount on graphic design, illustration, and writing services as long as Have Not Films is in business. 2. Get a customized Facebook cover photo offering a proud welcome to the Have Not Films team. 3. Invitation to join us for a day on the set of an upcoming film project. (Must provide your own transportation to location) 4. Signed 11x17 poster of every film project. 5. One free first edition of every comic book Have Not Films publishes. 6. One private film screening of completed HNF feature films in your local theater.

FAQ

How can fans help Have Not Films?

By helping us spread the word. The best content in the world can only be validated if it is seen. Today, we are more connected that we have ever been. One video or image can rapidly reach millions of viewers creating a tremendous opportunity for creatives seeking to create and distribute content. A group of committed fans can help raise awareness, help test the viability of new intellectual property, and ultimately provide a marketing edge that will enable us to expand our fan base.

Are there any other companies like you?

Why now?

Do I get to pick what project my investment goes toward?

What are your biggest concerns?

What software will you use to engage fans?

Film, TV and VR are very different areas. Does being so diverse harm your ability to focus?

What do you bring to the table for creators that already have financing?

Why is the timing right?

How can you accomplish this with only $1MM?

How can shareholders help you find new projects?

How can our shareholder help in the creative process?

ASK A QUESTION

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